Evolution Petroleum Corporation letterhead

March 23, 2007

By Edgar

United States Securities and

Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Attn:	Karl Hiller
Don Delaney

Re:	Evolution Petroleum Corporation 10K-SB for year ended June 30, 2006, File No. 1-32942

Gentlemen:

We refer you to your comment letter to Evolution Petroleum Corporation (the “Company”) dated March 13, 2007, a copy of which we have received.  As we discussed on our phone conversation on March 22, 2007 among the Company, Mr. Delaney and Ms. Mohammed of the SEC, and the Company’s outside auditors and counsel, the Company is in the process of preparing a response to your letter and expects to file its response on or before Friday, March 30, 2007.  The reason for the delay in the response was the need to  have further discussions with the SEC to answer certain questions relating to the letter, and also delays in the availability of the Company’s outside advisors to assist in the response.  We appreciate your understanding of these matters.  Should you have any questions, do not hesitate to contact the undersigned at (713) 935-1022.

Very truly yours,

/s/ Sterling H. McDonald
Sterling H. McDonald
Chief Financial Officer